

Mail Stop 3561

January 6, 2009

By Facsimile and U.S. Mail

Ms. Elizabeth B. Higgins
Principal Financial Officer
Oglethorpe Power Corporation
2100 East Exchange Place
Tucker, Georgia 30084-5336

> **Re: Oglethorpe Power Corporation**
> **Form 10-K for the calendar year ended December 31, 2007**
> **Filed March 37, 2008**
> **Form 10-Q for the period ended September 30, 2008**
> **Filed November 13, 2008**
> **File No. 033-07591**

Dear Ms. Elizabeth B. Higgins:

        We have reviewed your supplemental response letter received December 19, 2008, as well as your filings and have the following comments. As noted in our comment letter dated December 4, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10K for the fiscal year ended December 31, 2007

Note 2. Fair Value of Financial Instruments – Rocky Mountain Transactions

1. We note your response to prior comment 1 that you believe you are legally released from being the primary obligor. However, we remain unclear how your lease obligations were legally released upon the execution of the Payment Undertaking Agreement in December 1996. Please provide us objective evidence such as any legal documentation or agreement etc. to support your conclusion that you were legally released, either judicially or by the creditor.

2. Notwithstanding our comment above, please explain the extent you have considered FIN 45 in determining whether you should record a guarantee

obligation given that you are secondarily liable and appear to be the guarantor of the payment undertaking agreement. If not, please explain to us why.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3377 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief